UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________
Form 11-K
__________________________________

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 000-19599

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and address of the plan, if different from that of the issuer named below)

WORLD ACCEPTANCE CORPORATION
108 Frederick Street, Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

WORLD ACCEPTANCE CORPORATION
Form 11-K

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Cash	$52,540,962	$—
Investments, at fair value
Money market funds	—	67,576
Pooled separate accounts	—	35,952,545
Common stock	1,727,892	1,659,002
Stable Asset Fund II	—	12,575,086
Total investments	1,727,892	50,254,209
Receivables
Notes receivable from participants	3,934,171	3,525,914
Participants' contributions	134,275	1,260
Employer's contributions	59,763	1,583
Total receivables	4,128,209	3,528,757
Total assets	58,397,063	53,782,966

Liabilities:
Refund payable for excess contributions	46,072	119,211
Total liabilities	46,072	119,211
Net assets available for benefits	$58,350,991	$53,663,755

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

2017
Additions:
Investment income:
Net appreciation in fair value of investments	$7,558,723
Interest	235,376
Total investment income	7,794,099
Interest income on notes receivable from participants	122,186
Contributions:
Employer, net of forfeitures	1,368,907
Participant	3,237,684
Rollovers	285
Total contributions	4,606,876
Total additions, net	12,523,161

Deductions from net assets attributed to:
Benefits paid to participants	7,754,564
Administrative expenses	81,361
Total deductions	7,835,925
Net increase in net assets available for benefits	4,687,236

Net assets available for benefits at beginning of year	53,663,755
Net assets available for benefits at end of year	$58,350,991

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements

(1)	Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General

The Plan was formed in February 1993 and is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). On January 1 and July 1 of each year, employees of World Acceptance Corporation ("the Plan Sponsor" or "Employer") who meet eligibility requirements may elect to become participants in the Plan. Eligibility requirements include a) being at least 21 years of age and b) having completed at least one year of service.

The Reliance Trust Company was the Plan’s trustee and custodian of the World Acceptance Corporation Common Stock ("World Common Stock") and money market fund for plan year 2017. The Standard Insurance Company ("Standard") was the custodian of all other Plan assets for plan year 2017. Beginning with Plan year 2018, the Principal Trust Company took over as the Plan's trustee and custodian of all Plan assets.

The Retirement Plan Committee determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Employer's board of directors.

Administrative Costs

Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements. Administrative expenses include fees related to the administration of notes receivable charged directly to the participant's account and certain record-keeping fees paid by the Plan. Investment-related expenses are included in net appreciation of fair value of investments.

Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollovers"). The Plan also allows participants to make contributions on an after-tax basis ("Roth-type"). Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Employer matches a specified percentage of employee contributions, as determined by the Employer. For 2017, the Employer matched 50% of each employee's contributions up to the first 6% of the employee's eligible compensation, providing a maximum Employer contribution of 3% of compensation. The Employer may also contribute a discretionary non-elective Employer contribution as determined annually by the Employer, of which there were none in Plan year 2017.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income and administrative expenses are allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of Employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of non-forfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

Investment Options

A participant may direct employee contributions in 1% increments in a variety of investment options. Participants may make changes in their investment elections at any time. Participants may change their deferral percentage as of each payroll period.

Notes Receivable from Participants

The Plan allows participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest that is commensurate with local prevailing rates as determined quarterly by the Plan administrator. For participant loans outstanding as of December 31, 2017, interest rates ranged from 3.25% to 5.00% and mature through 2027. Principal and interest are paid through payroll deduction.

Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, financial hardship (as defined by the Plan), at age 59.5 while still employed, or termination of employment for any other reason. The methods of distribution include lump-sum distribution, substantially equal installments or partial withdrawals, provided the minimum withdrawal is $1,000.

Forfeitures

Forfeitures are used to reduce Employer contributions to the Plan. During 2017, forfeitures reduced Employer contributions by $51,551. There were no unapplied forfeitures at December 31, 2017 and 2016.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Cash

Cash on the Statement of Net Assets Available for Benefits relates to the change in Plan service providers, which resulted in a liquidation of all investments except for World Common Stock on December 29, 2017 and the subsequent reinvestment of the liquidation proceeds in like-kind investments at the beginning of plan year 2018. The following table discloses the value of Plan investments on December 29, 2017 immediately prior to liquidation.

As of December 29, 2017
Investments prior to liquidation:
Money market funds	$70,585
Pooled separate accounts	39,793,195
Stable Asset Fund II	12,677,182
Total	$52,540,962

Investments

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Plan Committee determines the Plan's valuation policies utilizing information provided by the custodian and trustee. See Note 7 for discussion of fair value measurement. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation or depreciation includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make the scheduled repayments and the Plan Administrator deems the participant to be in default, the participant’s note receivable is reduced and a benefit payment is recorded based on the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Contributions

Contributions from Plan participants and the matching contributions from the Plan Sponsor are recorded in the year in which the participant contributions are withheld from amounts paid. All participant and Employer contributions are participant-directed.

Refund Payable for Excess Contributions

Amounts payable to participants in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. Refunds payable to participants at December 31, 2017 and 2016 were $46,072 and $119,211, respectively. These refunds were due to excess contributions, which were refunded to participants in 2018 for the year ended December 31, 2017 and in 2017 for the year ended December 31, 2016.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Risk

The Plan provides for various pooled separate account investment options in stocks, bonds and fixed income securities, as well as direct common stock investments and a deposit administration contract. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Plan has adopted a prototype plan sponsored by Standard Retirement Services, Inc., an affiliate of the recordkeeper of the Plan for plan year 2017, and obtained an opinion letter dated March 31, 2014, which states the form of the plan, identified as a prototype non-standardized profit sharing plan with a cash or deferred arrangement ("CODA"), is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees. The Plan has been amended since adopting the prototype plan; however, the Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code and continues to qualify and to operate as designed.

United States generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)	Deposit Administration Contract

The Stable Asset Fund II ("SAFII") represents a deposit administration contract entered into by the Plan with the Plan’s recordkeeper, Stancorp Financial Group, Inc. ("Stancorp"). Stancorp maintains the contributions in an unallocated fund whose assets are invested with other assets in the general account of Stancorp. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses by Stancorp.

In conjunction with the Plan's termination of its relationship with Stancorp as recordkeeper, the Plan's investment in the SAFII was liquidated on December 29, 2017 and re-invested in an investment-only variant of the Stable Asset Fund II in early January 2018. At December 31, 2017, the Plan was not invested in the SAFII. The Plan's investment in the SAFII prior to December 29, 2017 is functionally identical to its investment in the investment-only SAFII beginning in early January 2018 except that Stancorp is no longer the recordkeeper of the Plan.

The SAFII is recorded at fair value, which approximates contract value. Contract value represents contributions made under the SAFII, plus earnings, less withdrawals and administrative expenses. The contract crediting rate is established at the end of each quarter and is guaranteed for five years. The effective annual crediting rate and yield for the Contract was approximately 1.86% for the year ended December 31, 2017 and 1.84% for the year ended December 31, 2016. There are no reserves against contract value for the credit risk of the SAFII issuer or otherwise.

Generally, participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Participant directed transfers can only be made on the first day of each calendar quarter and are limited to 5% of the participant's balance. Stancorp may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Stancorp is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable. Stancorp may terminate the contract with 30 days' advance written notice to the contract owner.

(6)	Related Party and Party-in-Interest Transactions

Certain Plan assets consisted of units of pooled separate accounts and deposit administration contracts managed by Standard for Plan year 2017. Standard, as the custodian of these Plan assets and a subsidiary of Stancorp, the Plan recordkeeper, qualifies as a party-in-interest to transactions involving the aforementioned assets. Investment and administrative fees remitted to Stancorp by the Plan totaled $136,888 in 2017. Interest income of $235,376 related to the investment in the SAFII was credited to the Plan in 2017.

Plan assets also include shares of World Common Stock. World Acceptance Corporation, as the Plan Sponsor, qualifies as a party-in-interest to transactions involving the aforementioned assets. The investment in World Common Stock was $1,727,892 and $1,659,002 at December 31, 2017 and 2016, respectively. Investment in World Common Stock is participant directed.

(7)	Fair Value

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

◦	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

◦
Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are less active.

◦	Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

The following tables set forth the fair value of the Plan’s investments by category within the fair value hierarchy, if applicable, as of December 31, 2017 and 2016.

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Investments included in fair value hierarchy
Common stock	$1,727,892	$1,727,892	$—	$—
Total investments included in fair value hierarchy	$1,727,892	$1,727,892	$—	$—

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Investments included in fair value hierarchy
Money market funds	$67,576	$67,576	$—	$—
Common stock	1,659,002	1,659,002	—	—
Total investments included in fair value hierarchy	$1,726,578	$1,726,578	$—	$—

Investments excluded from fair value hierarchy(1)
Pooled separate accounts	35,952,545
Stable Asset Fund II	12,575,086
Total investments excluded from fair value hierarchy	48,527,631
Total investments at fair value	$50,254,209
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following tables set forth additional disclosures of the Plan's investments for which the fair value is measured using the net asset value per share practical expedient as of December 31, 2016. The redemption notice period for the Stable Asset Fund II is applicable only in the event the Plan terminates the investment fund. The notice period is not applicable to Plan participants.

	December 31, 2016
	Fair Value	Unfounded Commitments	Redemption Frequency	Redemption Notice Period
Pooled separate accounts	$35,952,545	$—	Immediate	None
Stable Asset Fund II	12,575,086	—	Daily	30 days
Total	$48,527,631	$—

Valuation methodologies for the asset classes listed above are described below. There have been no changes in the methodologies used at December 31, 2017 and 2016. There have been no transfers in or out of Levels 1, 2, or 3 during the years ended December 31, 2017 and 2016.

Money market funds: Valued at cost, which approximates fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value, which is based principally on unit prices provided by the Recordkeeper. Unit prices are, in turn, based on the quoted market prices of the underlying investments.

Stable Asset Fund II: Valued at net asset value, which is equivalent to contract value. The net asset value is used as a practical expedient to estimate fair value. Participant transactions (purchases and sales) may occur daily.

(8)	Reconciliation to Form 5500

The following table reconciles net assets available for benefits between the financial statements and Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$58,350,991	$53,663,755
Add: Excess contributions payable included in financial statements but not in Form 5500	46,072	119,211
Net assets available for benefits per Form 5500	$58,397,063	$53,782,966

The following table reconciles the net increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2017:

2017
Net increase in net assets available for benefits per the financial statements	$4,687,236
Excess contributions payable included in financial statements but not in Form 5500 at:
December 31, 2017	46,072
December 31, 2016	(119,211)
Net income per Form 5500	$4,614,097

(9)	Subsequent Events

The Plan amended and restated, effective January 1, 2018, the pre-approved volume submitter plan sponsored by Principal Life Insurance Co., an affiliate of the new recordkeeper. Other changes include reducing eligibility requirements for participant contributions from one year of service to six months and Plan entrance from semi-annual to quarterly. All other Plan provisions, including the one year of service eligibility requirement for Employer match remain in effect.

The Plan Sponsor has evaluated subsequent events through the date the financial statements were issued. The Plan Sponsor is not aware of any other significant events occurring subsequent to the Statement of Net Assets Available for Benefits date that would have a material effect on the financial statements thereby requiring adjustment or disclosure.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b)	(c)	(d)	(e)
Party in-interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Cash	In-transit	**	$52,540,962

*	Participant Loans	Interest rates from 3.25% to 5.00% and maturity dates through May 15, 2027***	**	3,934,171

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	1,727,892

		Total		$58,203,025

*	Indicates party-in-interest to the Plan
**	Cost information has not been included in column (d) because all investments are participant-directed
***	The accompanying financial statements classify participant loans as notes receivable from participants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee of World Acceptance Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016 the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2014.

Greensboro, North Carolina
June 29, 2018

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference
			Form or Registration Number	Exhibit	Filing Date
23	Consent of RSM US LLP	*

*	Submitted electronically herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

By: World Acceptance Corporation
Retirement Plan Committee
Date:	June 29, 2018

By: /s/ Ravin C. Prashad
Ravin C. Prashad
President and Chief Executive Officer
Date:	June 29, 2018

By: /s/ Lindsay Caulder
Lindsay Caulder
Vice President, Human Resources
Date:	June 29, 2018